Exhibit 99.3

SANDSTORM GOLD LTD.

2011 Annual Report

YEAR ENDED DECEMBER 31, 2011

2011

Contents

OUR COMPANY	ONE	MANAGEMENT’S DISCUSSION & ANALYSIS	TWO

About Sandstorm Gold Ltd.	04	Highlights	08

Letter to the Shareholders	05	Summary of Gold Streams	10

Management & Directors	06	Summary of Annual Results	16

		Summary of Quarterly Results	17

		Mineral Reserves & Resources	25

		FINANCIALS	THREE

		Financials Statements	30

SANDSTORM GOLD LTD	2011 Annual Report	SECTION ONE	Our Company	04

About Sandstorm Gold

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with seven gold streams in the portfolio, five of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

2011 Share Price Performance

04  ◄

SANDSTORM GOLD LTD	2011 Annual Report	SECTION ONE	Our Company	05

A Message

to our Shareholders

FROM CEO NOLAN WATSON

► When asked to discuss an investment in Sandstorm Gold, I often speak about the importance of risk adjusted return. I talk about leverage to the gold price and low cash costs. About participating in production rate upside without capital expenditure overruns. About exposure to exploration rate upside without the sustaining capital expenditures. I speak about profiting from inflation instead of watching it erode shareholder value. I talk about the power of the streaming business model. Sandstorm Gold is the only 100% pure gold streaming company and in 2011 we certainly saw the power of the business model at work.

Over the last year, although rife with volatility, gold pushed higher on the back of economic uncertainty, debt crises and currency devaluation. Sandstorm saw its average realized selling price of gold rise to $1,618 per ounce in 2011 with cash costs of $420 per ounce on average. These strong margins, together with substantial production rate increases, led to breakout quarters in terms of cash flow from operations and revenue. Production milestones included the Aurizona Mine in Brazil reaching feasibility level production and the Santa Elena Mine in Mexico exceeding feasibility level production rates. In addition, the Black Fox Mine began mining from both the open pit and underground operations concurrently. Production grew from 2,322 ounces in 2010 to 18,516 in 2011 with no sustaining capital costs. We will continue to monetize further production rate upside as Aurizona expands its production, the Santa Elena Mine looks to expand underground and our other projects advance towards commercial production. Exploration activities throughout the year also yielded promising results, culminated by a resource update at the Aurizona Mine showing a 250% increase in gold resources. Excluding newly acquired streams, Sandstorm’s company-wide resources increased by 80%, without any required expenditures by Sandstorm.

Looking forward, we are expecting significant growth and are forecasting 25,000 to 35,000 ounces of attributable production in 2012, increasing to over 50,000 ounces per year by 2015. In addition to the strong growth profile of our current gold streams, Sandstorm is well positioned to grow through the completion of additional gold streaming acquisitions. With significant cash on hand, over $3 million in free cash flow coming in on a monthly basis and a $50 million undrawn revolving line of credit, we have an opportunity to add significant shareholder value.

It is an exciting time to be a part of our company. We have transitioned into a cash flowing business and we are focused on continuing to deliver strong risk adjusted returns for our shareholders.

Nolan Watson

President & CEO

05  ◄

SANDSTORM GOLD LTD	2011 Annual Report	SECTION ONE	Our Company	06

Management & Directors

01

01. Nolan Watson
President, CEO & Director

02

02. David Awram
Executive Vice President & Director

03

03. Ron Ho
Vice President, Finance

04. Erfan Kazemi
Chief Financial Officer

04

05

06

07

05. Andrew T. Swarthout
Director

06. David E. De Witt
Director

07. John P. A. Budreski
Director

06  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & NALYSIS	08

Sandstorm Gold Ltd.

Management’s Discussion

and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2011

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) should be read in conjunction with the consolidated annual financial statements of Sandstorm for the year ended December 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s 2010 comparatives in this MD&A are presented in accordance with IFRS. The Company’s transition date was January 1, 2010, and accordingly the 2009 comparative information in this MD&A is presented in accordance with GAAP. The information contained within this MD&A is current to March 13, 2012 and all figures are stated in U.S. dollars unless otherwise noted.

HIGHLIGHTS

•                   Gold sales for the three months and year ended December 31, 2011 were 6,611 ounces and 18,516, respectively, representing an increase of 241% and 697% over the comparable periods in 2010.

•                   Operating cash flow for the three months and year ended December 31, 2011 of $7.8 million and $20.7 million respectively, representing an increase of over 350% and 4,300% over the comparable periods in 2010 (cash flow of $1.7 million and $0.5 million for three months and year ended December 31, 2010).

•                   On January 17, 2011, the Company entered into a Gold Stream agreement with Meta-nor Resources Inc. to purchase 20% of the life of mine gold produced from the Bachelor Lake Mine.

•                   On July 13, 2011, the Company entered into a gold stream agreement with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold produced from the Bracemac-McLeod development project (the “Bracemac-McLeod Property”) for a per ounce payment equal to the lesser of $350 and the prevailing market price of gold. This transaction highlights the financing synergy between the Company and

Sandstorm Metals & Energy as Sandstorm Metals & Energy has concurrently agreed to purchase 17.5% of the life of mine copper from the Bracemac-McLeod Property.

•                   Gold production reached feasibility levels at both the Aurizona Mine and Santa Elena Mine.

•                   Luna released a signifcant mineral resource update at the Aurizona Mine. Measured and Indicated gold resources now total 78 million tonnes at 1.26 grams per tonne gold or 3.2 million ounces, an increase of 250% from the previous mineral resource estimate published in January 2009. Inferred gold resources now total 15.2 million tonnes at 1.47 grams per tonne gold or 0.7 million ounces, an increase of 79% from the previous resource estimate.

•                   Rambler is now mining and processing ore from its flagship project, the Ming Mine. Commercial production is targeted before the end of fiscal 2012.

•                   On January 12, 2012, Sandstorm entered into a revolving credit agreement with the Bank of Nova Scotia which allows the Company to borrow up to $50 million (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of both parties.

08  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & NALYSIS	09

OVERVIEW

The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has seven Gold Streams.

Effective February 17, 2011, the Company changed its name from Sandstorm Resources Ltd. to Sandstorm Gold Ltd.

OUTLOOK

Based on existing Gold Stream agreements, forecasted 2012 attributable production is 25,000 – 35,000 ounces of gold, increasing to over 50,000 ounces of gold per annum by 2015. This growth is driven by the Company’s portfolio of Gold Streams with mines, all of which are either currently producing or expected to commence production by 2013.

09  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & ANALYSIS	10

GOLD STREAMS	Luna Gold Corp.

AURIZONA GOLD STREAM

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2011, the Aurizona Mine reached full commercial production.

Current activities at the Aurizona Mine include:

•              Gold production for the three months ended December 31, 2011 was 13,620 ounces, completing the year with gold production of 41,898 ounces in Luna’s first full year of production.

•              The Aurizona Mine is currently undergoing additional mill modifcations and upgrades to continue increasing production levels.

•              In January 2012, Luna released a National Instrument (“NI”) 43-101 resource update on the Aurizona deposit. Measured and Indicated gold resources now total 78.0 million tonnes at 1.26 grams per tonne gold or 3.2 million ounces gold, an increase of 250% from the previous mineral resource estimate published in January 2009. Inferred gold resources now total 15.2 million tonnes at 1.47 grams per tonne gold or 0.7 million ounces gold, an increase of 79% from the January 2009 mineral resource estimate.

For further information regarding the resource update,

please visit the Luna website at www.lunagold.com.

10  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & ANALYSIS	11

GOLD STREAMS	Silver Crest mines Inc.

SANTA ELENA GOLD STREAM

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Silver Crest Mines Inc.’s (“Silver Crest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. On July 13, 2011, the Santa Elena Mine reached full commercial production.

Current activities at the Santa Elena Mine include:

•              Gold production for the three months ended December 31, 2011 was 9,536 ounces, completing the year with gold production of 26,969 ounces in Silver Crest’s first full year of production.

•              A NI 43-101 Technical Report was fled in April 2011 which estimates a 10 year mine life and average annual full year production of approximately 30,000 ounces of gold.

•              A preliminary economic assessment has been completed and a preliminary feasibility study is underway for a potential concurrent underground mining and milling operation at Santa Elena.

•              The Company has finished drilling four geotechnical drill holes at the Santa Elena Mine to help establish geotechnical and hydrological parameters for the proposed decline and subsequent underground development. The portal site for the decline has been selected, and the initial underground contractor proposals for the Phase I underground work, consisting of approximately 1,800 metres of main ramp and exploration drifting are currently being reviewed. When completed, the Phase I decline will allow development and initial production from the deposit that lies below the ultimate open pit limits.

11  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & ANALYSIS	12

GOLD STREAMS	Brigus Gold Corp.

BLACK FOX GOLD STREAM

The Company has a Gold Stream to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox Extension, which includes a portion of Brigus’ Pike River concessions for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold.

Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

The Black Fox Mine began operating as an open pit mine, but since mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,000 tonnes per day mill.

Current activities at the Black Fox Mine include:

•     The Black Fox Mine produced 14,457 ounces of gold at an average grade of 2.66 grams per tonne in the fourth quarter of 2011 and 55,756 ounces of gold at an average grade of 2.54 grams per tonne for the full year. Grades in the open pit are expected to increase later in 2012 as higher grade ore is mined deeper in Phase 2 of the pit.

•     Mining from the open pit will be reduced as higher-grade underground ore production increases in future quarters.

•     Brigus announced at the end of June 2011 that it would proceed with an initial expansion of the Black Fox mill, which is expected to be completed and in service during the first quarter of 2012.

This initial expansion will increase processing capacity at the Black Fox mill to up to 2,200 tonnes per day. Processing capacity and recovery is planned to increase through the optimization of existing equipment and equipment additions.

•    Underground exploration at the Black Fox mine is expected to begin in the second half of 2012. The program is intended to expand the gold deposit along the strike and down dip.

12  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & ANALYSIS	13

GOLD STREAMS	Rambler Metals & Mining plc’s

MING GOLD STREAM

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

For consideration, the Company paid $7.0 million in 2010 and $13.0 million in 2011 for a total of $20.0 million in upfront payments.

Rambler has provided to the Company the following completion guarantees: (i) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (ii) that the Company will receive minimum cash flows from the Ming Gold Stream of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production.

Rambler is now mining and processing ore from the Ming Mine with commercial production targeted before the end of fiscal 2012.

Current activities at the Ming Mine include:

•            In 2011, Rambler announced that it has intersected visible gold mineralization during pre-production development on the 1700 level of the Ming Mine through a number of chip samples and muck samples. The highlights include a combined development face sampling return grade of 44.47 grams per tonne gold, 1.96% copper, and 20.02 grams per tonne silver including composited chip sample of 227.15 grams per tonne gold over 4.50 metres and composited historic pillar sample returning grade of 5.76 grams per tonne gold, 3.47% copper, and 103.23 grams per tonne silver over 3.90 metres.

•            The new office/dry facility is complete and will now support an increase in the underground work force.

•            Rambler has completed the erection of its 9,500 wet metric tonne concentrate storage facility at the Goodyear’s Cove Port.

•            In 2012, a total of over 5,000 ounces of gold has been poured to date at the Ming Mine.

•            Exploration diamond drilling in the 1806 zone returned new visible gold intersection of 2.60 metres (core length) of 278 grams per tonne gold (uncut).

•            Rambler initiated a NI 43-101 preliminary economic assessment to evaluate the profitability of mining the Lower Footwall Zone (“LFZ”). This study will assess the Ming Mine’s transition from the current high grade low tonnage start-up operation into a bulk tonnage mining scenario utilizing all available resources from the LFZ.

13  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & ANALYSIS	14

GOLD STREAMS	Metanor Resources Inc.

BACHELOR LAKE GOLD STREAM

On January 17, 2011, the Company entered into a Gold Stream with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the first six years of the Bachelor Lake Gold Stream.

The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of 60,000 ounces of gold per year and will be mined using the low cost long-hole mining method and will utilize the existing, and fully functional operating mill and surface infrastructure that is on the mine site.

Current activities at the Bachelor Lake Mine include:

•            Milling of ore has started for a 5,000 tonne bulk sample. The Bachelor Lake Mill began operations to process the ore obtained from the initial development in the Main Vein mineralized zone for the bulk sample program.

•            The Company began its feasibility study in October 2011, which is expected to be completed in May 2012 and will include the results from the milling of the 5,000 tonne bulk sample and its recent and ongoing drill program.

•            Metanor is nearing completion of the first phase of its surface drilling campaign at the Bachelor/Hewfran zone with the intent of increasing its resources. In total, 11,200 meters of diamond drilling have been completed along this zone that extends more than 850 meters west of the Bachelor Lake Mine.

GOLD STREAMS	Santa Fe Gold Corp.

SUMMIT GOLD STREAM

The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.’s (“Santa Fe”) Summit mine, located in New Mexico, United States of America (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

In 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold and silver. In addition, bulk flux shipments have been made to smelters located in Arizona.

In 2011, the Company agreed to defer Santa Fe’s production guarantee deadline from April 2011 to June 2012. In exchange for deferring the deadline, Santa Fe agreed to sell the Company 817 ounces of gold at $400 per ounce, which the Company received in 2011.

14  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION TWO	MANAGEMENT’S DISCUSSION & ANALYSIS	15

GOLD STREAMS	Donner Metals Ltd.

BRACEMAC-MCLEOD GOLD STREAM

On July 13, 2011, the Company entered into a Gold Stream with Donner via a back-to-back agreement with Sandstorm Metals & Energy to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold equivalent”) produced from the Bracemac-McLeod Mine which is operated by Xstrata Canada Corporation (“Xstrata”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

For consideration, the Company will make an upfront payment of $5.0 million by June 30, 2012 plus ongoing per ounce of gold or Gold equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream.

Donner has the option until July 13, 2013 to repurchase 50% of the Donner Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold equivalent the Company is entitled to purchase will decrease to 8.75%.

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013.

Current activities at the Bracemac-McLeod Mine include:

•   The mine design has been revised to access the McLeod Zone with two ramps by early 2013. The new development plan improves the overlap and timing of production from both the Bracemac and McLeod zones.

•    Once access is available at McLeod, delineation drilling will be focused on the West McLeod Zone.

•   Construction of access and haulage roads, mine support in-frastructure and electrical supply has been mostly completed.

SUBSEQUENT EVENT

On January 12, 2012, the Company announced that it has entered into a revolving credit agreement with The Bank of Nova Scotia, which will allow the Company to borrow up to $50 million (“the Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan will be used for the acquisition of Gold Streams. The amounts drawn on the Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio.

15  ◄

Summary of Annual Results

	Year Ended	Year Ended	Nine Months Ended
In $000s	December 31, 2011	December 31, 2010	December 31, 2009[2]

Gold ounces sold	18,516	2,322	-
Gold sales	$29,967	$3,148	$-
Average realized gold price per ounce	1,618	1,356	-
Average cash cost per ounce [1]	420	396	-
Cash flow from operations	20,662	463	(884)
Cash flow from operations per share (basic) [1]	0.06	0.00	(0.01)
Cash flow from operations per share (diluted) [1]	0.05	0.00	(0.01)
Net income (loss)	12,489	(2,838)	1,002
Basic income (loss) per share	0.04	(0.01)	0.01
Diluted income (loss) per share	0.03	(0.01)	0.01
Total assets	152,792	131,732	74,137
Total long-term liabilities	-	-	-

1. See non-IFRS measures section below.

2. The 2009 figures reported are under GAAP. The Company changed its fiscal year-end in 2009 resulting in a nine-month transition year from April 1, 2009 to December 31, 2009.

Year Ended December 31, 2011

						Net income	Cash flow
In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	(loss)	from operations

Aurizona	7,021	$11,332	$2,808	$1,032	$-	$7,492	$8,784
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	6,105	9,863	3,052	2,614	-	4,197	6,810
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	4,792	7,790	1,677	1,431	-	4,682	6,113
Summit	598	982	240	447	1,101	1,396	1,845
Corporate	-	-	-	-	-	(5,278)	(2,890)
Consolidated	18,516	$29,967	$7,777	$5,524	$1,101	$12,489	$20,662

Year Ended December 31, 2010

						Net income	Cash flow
In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	(loss)	from operations

Aurizona	2,017	$2,729	$807	$296	$-	$1,626	$1,769
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	-	-	-	-	-	-	-
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	187	256	65	42	-	149	190
Summit	118	163	47	6	-	110	68
Corporate	-	-	-	-	-	(4,723)	(1,564)
Consolidated	2,322	$3,148	$919	$344	$-	$(2,838)	$463

The Company had no Commodity Streams in production as at December 31, 2009.

16  ◄

Summary of Quarterly Results

Quarters Ended

In $000s	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011

Gold ounces sold	6,611	5,561	3,706	2,638
Gold sales	$11,125	$9,592	$5,582	$3,668
Average realized gold price per ounce	1,683	1,725	1,506	1,390
Average cash cost per ounce 2	407	428	434	417
Cash flow from operations	7,843	8,558	2,645	1,616
Cash flow from operations per share (basic) 2	0.02	0.03	0.01	0.01
Cash flow from operations per share (diluted) 2	0.02	0.02	0.01	0.00
Net income (loss)	4,879	4,391	2,261	958
Basic income (loss) per share	0.02	0.01	0.01	0.00
Diluted income (loss) per share	0.01	0.01	0.01	0.00
Total assets	152,792	147,607	137,472	133,474
Total long-term liabilities	-	-	-	-

In $000s	Dec. 31, 2010 1	Sept. 30, 2010 1	June 30, 2010 1	Mar. 31, 2010 1

Gold ounces sold	1,939	257	126	-
Gold sales	$2,672	322	$155	$-
Average realized gold price per ounce	1,378	1,251	1,233	-
Average cash cost per ounce 2	395	400	400	-
Cash flow from operations	1,731	(105)	(386)	(792)
Cash flow from operations per share (basic) 2	0.01	(0.00)	(0.00)	(0.00)
Cash flow from operations per share (diluted) 2	0.01	(0.00)	(0.00)	(0.00)
Net income (loss)	1,690	(225)	(1,065)	(4,282)
Basic income (loss) per share	0.01	(0.00)	(0.00)	(0.02)
Diluted income (loss) per share	0.01	(0.00)	(0.00)	(0.02)
Total assets	131,732	74,848	74,975	74,814
Total long-term liabilities	-	-	-	-

1. The quarters in 2010 were previously reported under GAAP and have been restated to IFRS.

2. See non-IFRS measures section below.

The Company’s operating segments for the three months ended December 31, 2011 are summarized in the table below:

						Net income	Cash flow
In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	(loss)	from operations

Aurizona	2,382	$4,010	$953	$351	$-	$2,707	$3,318
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	1,701	2,886	850	728	-	1,308	2,035
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	2,528	4,229	885	777	-	2,567	3,344
Summit	-	-	-	-	-	-	-
Corporate	-	-	-	-	-	(1,703)	(854)
Consolidated	6,611	$11,125	$2,688	$1,856	$-	$4,879	$7,843

17  ◄

The Company’s operating segments for the three months ended September 30, 2011 are summarized in the table below:

						Net income	Cash flow
In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	(loss)	from operations

Aurizona	2,233	$ 3,881	$ 894	$ 328	$ -	$ 2,659	$ 2,987
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	2,043	3,489	1,021	875	-	1,593	2,274
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	938	1,612	328	288	-	996	1,544
Summit	347	610	139	393	327	405	843
Corporate	-	-	-	-	-	(1,262)	910
Consolidated	5,561	$ 9,592	$ 2,382	$ 1,884	$ 327	$ 4,391	$ 8,558

The Company’s operating segments for the three months ended June 30, 2011 are summarized in the table below:

							Cash flow
						Net income	from (used in)
In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	(loss)	operations

Aurizona	984	$ 1,466	$ 393	$ 145	$ -	$ 928	$ 1,073
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	1,692	2,555	845	725	-	985	1,710
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	860	1,299	301	263	-	735	998
Summit	170	262	68	38	774	930	263
Corporate	-	-	-	-	-	(1,317)	(1,399)
Consolidated	3,706	$ 5,582	$ 1,607	$ 1,171	$ 774	$ 2,261	$ 2,645

The Company’s operating segments for the three months ended March 31, 2011 are summarized in the table below:

							Cash flow
						Net income	from (used in)
In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	(loss)	operations

Aurizona	1,421	$ 1,975	$ 569	$ 210	$ -	$ 1,196	$ 1,406
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	670	932	335	287	-	310	597
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	467	650	163	101	-	386	487
Summit	80	111	32	16	-	63	79
Corporate	-	-	-	-	-	(997)	(953)
Consolidated	2,638	$ 3,668	$ 1,099	$ 614	$ -	$ 958	$ 1,616

18  ◄

YEAR ENDED DECEMBER 31, 2011 COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

For the year ended December 31, 2011, net income and cash flow from operations were $12.5 million and $20.7 million, respectively, compared with a net loss of $2.8 million and cash flow of $0.5 million for the comparable period in 2010. The increase in net income and cash flow from operations is attributable to a combination of factors including:

•              697% increase in the number of gold ounces sold, due to:

i.                         An increase in deliveries relating to the Aurizona Mine, reflecting the ramping up of the milling operations which achieved commercial production in 2011;

ii.                    The Black Fox Mine entering commercial production in the first quarter of 2011;

iii.                 An increase in gold deliveries from Santa Elena Mine reflecting the continued ramping up of operations; and

•              19% increase in the average realized selling price of gold; partially offset by

•              A $1.0 million increase in both administration and non-cash share based payment expense primarily driven by the Company’s growth in operations.

Sales continue to be earned from Gold Streams in geographically secure countries with 100% of revenues being generated by assets located in North America and Brazil.

THREE MONTHS ENDED DECEMBER 31, 2011 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2011

For the three months ended December 31, 2011, net income and cash flow from operations were $4.9 million and $7.8 million, respectively, compared with $4.4 million and $8.6 million for the three month period ended September 30, 2011. The variance is attributable to a combination of factors including:

•              A 19% increase in the number of gold ounces sold, primarily due to:

i.                            107% increase in gold deliveries from the Santa Elena Mine and the additional sales of 589 gold ounces which were previously held in inventory at the end of the third quarter; and

THREE MONTHS ENDED DECEMBER 31, 2011 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2011

For the three months ended December 31, 2011, net income and cash flow from operations were $4.9 million and $7.8 million, respectively, compared with $2.3 million and $2.6 million for the three month period ended June 30, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including:

•              A 78% increase in the number of gold ounces sold with such increase being primarily related to increased production at the Aurizona, Black Fox, and Santa Elena Mines reflecting the continued ramping up of operations; and

•              A 12% increase in the average realized selling price of gold.

ii. 7% increase in gold deliveries from the Aurizona Mine
reflecting the first full quarter of the mine reaching feasibility levels of production, partially offset by	THREE MONTHS ENDED DECEMBER 31, 2011 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2011

iii.                      A 17% decrease in gold deliveries from the Black Fox Mine due to a slower ramp up of underground production and higher than expected dilution in the underground mine;

•              A $0.8 million decrease in changes in non-cash working capital, primarily driven by the receipt of the Santa Fe production deferral payment during the three months ended September 30, 2011; and

•              A 2% decrease in the average realized selling price of gold.

For the three months ended December 31, 2011, net income and cash flow from operations were $4.9 million and $7.8 million, respectively, compared with $1.0 million and $1.6 million for the three month period ended March 31, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including:

•              A 151% increase in the number of gold ounces sold with such increase being primarily related to increased production at the Aurizona, Black Fox, and Santa Elena Mines reflecting the continued ramping up of operations; and

•              A 21% increase in the average realized selling price of gold.

19  ◄

THREE MONTHS ENDED DECEMBER 31, 2011 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2010

During the three months ended December 31, 2010, the Company earned $1.7 million of net income, primarily resulting from (i) $1.6 million in gross profit driven by the sale of 1,939 ounces of gold; and (ii) a foreign exchange gain of $1.4 million from the appreciation of the Company’s Canadian dollar denominated currency. These gains were partially offset by (i) administration expenses of $0.6 million; and (ii) a non-cash share-based payment of $0.2 million. Ounces of gold sold during the three months ended December 31, 2011 were higher than the three months ended December 31, 2010 as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production late in 2010 and the Company began purchasing gold from the Black Fox Mine in 2011.

THREE MONTHS ENDED DECEMBER 31, 2011 COMPARED TO THE REMAINING QUARTERS

During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily resulting from admin-istration expenses and project evaluation expenditures that where in excess of the Company’s $0.2 million gross profit. During the three months ended June 30, 2010, the Company incurred a net loss of $1.1 million primarily resulting from a loss of $0.7 million on the fair value of the warrant liability.

The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore, previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

CHANGE IN TOTAL ASSETS

The Company’s total assets increased by $5.2 million from September 30, 2011 to December 31, 2011 primarily resulting from operating cash flows which was partially offset by depletion expense. The Company’s total assets increased by $10.1 million from June 30, 2011 to September 30, 2011 primarily resulting from operating cash flows. Total assets increased by $4.0 million from March 31, 2011 to June 30, 2011 primarily resulting from operating cash flows. Total assets increased by $1.7 million from December 31, 2010 to March 31, 2011 primarily from operating cash flows. Total assets at December 31, 2010 increased primarily due to an equity financing completed on October 19, 2010 where the Company raised net proceeds of $51.4 million. Total assets increased during the three months ended December 31, 2009, compared to prior periods, due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. In addition, total assets increased during the three months ended June 30, 2009 due to the Company completing an equity financing on April 23, 2009 for net proceeds of $35.3 million.

Non-IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; and (ii) Cash flow from operations per share (basic and diluted).

i.                          Average cash cost per ounce is calculated by dividing the Company’s costs of sales by the number of ounces sold. The Com-pany presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.                       Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

20  ◄

Liquidity and Capital Resources

As of December 31, 2011 the Company had cash of $13.1 million (December 31, 2010 - $28.5 million) and working capital of $12.3 million (December 31, 2010 - $27.9 million). Cash decreased from December 31, 2010 due to Sandstorm making payments of $13.0 million to Rambler and $20.0 million to Metanor as upfront payments in connection with their respective Gold Streams, which was partially offset by the Company’s 2011 operating cash flow. As described earlier, the Company has an additional $50 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

The Company has an upfront payment commitment to Donner of $5.0 million (due June 30, 2012). The Company plans on funding this commitment with working capital on hand as of December 31, 2011.

Contractual Obligations

In connection with its Gold Streams, the Company has committed to purchase the following:

		Per ounce cash payment:
		lesser of below and the then
		prevailing market price of	Inflationary adjustment to per
Gold Stream	% of life of mine gold	gold	ounce cash payment

Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning on July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

In connection with the Bracemac-McLeod Gold Stream, the Company has committed an upfront payment of $5.0 million by June 30, 2012.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

21  ◄

Share Capital

As of March 13, 2012 the Company had 346,458,871 common shares outstanding.

A summary of the Company’s outstanding share purchase options as of March 13, 2012, are as follows:

Outstanding	Vested	Exercise Price (C$)	Expiry Date

40,000	40,000	$0.10	July 31, 2012
3,500,000	3,500,000	$0.45	June 16, 2014
700,000	700,000	$0.44	July 6, 2014
2,000,000	2,000,000	$0.435	July 28, 2014
100,000	66,667	$0.67	May 19, 2015
6,820,000	4,533,336	$0.68	November 26, 2015
455,000	-	$1.26	August 25, 2016
5,735,000	-	$1.27	November 25, 2016
19,350,000	10,840,003

A summary of the Company’s outstanding share purchase warrants as of March 13, 2012 are as follows:

	Warrants Outstanding	Exercise Price	Expiry Date

SSL.WT	79,751,497	$0.60	April 23, 2014
SSL.WT.A	19,689,525	$1.00	October 19, 2015
	99,441,022

The Company issued compensation warrants (the “Compensation Warrants”) to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and 1,227,550 of the Compensation Warrants were outstanding as of March 13, 2012. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

Financial Instruments

The Company’s financial instruments consist of cash, trade and other receivables, investments, trade and other payables, and the warrant liability. The warrant liability represented the derivative liability that arose from warrants issued with an exercise price denominated in Canadian dollars as the Company would have received a variable amount of cash in its functional currency of U.S. dollars when those warrants were exercised. All financial instruments are initially recorded at fair value.

CREDIT RISK

The Company’s credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, as it holds investments denominated in the Canadian dollar. As at December 31, 2011 and 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

OTHER RISKS

The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

22  ◄

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated July 22, 2011, which is available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, and the Bracemac-McLeod Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines.

NO CONTROL OVER MINING OPERATIONS

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations.

GOVERNMENT REGULATIONS

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS

The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

23  ◄

INCOME TAXES

The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation.

COMMODITY PRICES

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production) in the case of the Summit Gold Stream, $350 per ounce (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) in the case of the Santa Elena Gold Stream, and $350 per ounce in the case of the Bracemac-McLeod Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams.

Changes in Accounting Policies

EARLY ADOPTED JANUARY 1, 2010

The IASB issued amendments to IFRS 1: First-time Adoption of IFRS regarding severe hyperinflation and the removal of fixed dates for first-time adopters. This amendment is effective July 1, 2011 with earlier application permitted.

The IASB issued amendments to IFRS 7: Financial Instruments: Disclosures for the transfer of financial assets. This amendment is effective July 1, 2011 with earlier application permitted.

The IASB issued IFRS 9: Financial Instruments which establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective January 1, 2015 with earlier application permitted.

The IASB issued amendments to IAS 12: Income Taxes for the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted

The Company elected to early adopt all the above standards and amendments effective January 1, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

•       IFRS 10, Consolidated Financial Statements;

•       IFRS 11, Joint Arrangements;

•       IFRS 12, Disclosure of Interests in Other Entities;

•       IFRS 13, Fair Value Measurement;

•       Amended IAS 27, Separate Financial Statements; and

•       Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

24  ◄

Reserves and Resources

The Reserves and Resources in this MD&A refect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to refect the Company’s percentage entitlement to gold produced from the mines.

Proven and Probable Reserves Attributable to Sandstorm (1)

		PROVEN			PROBABLE		PROVEN & PROBABLE

	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz

Santa Elena Open Pit [11 - 15]	-	-	-	692	1.96	43,560	692	1.96	43,560
Ming [18 - 21]	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox
Stockpile & Open Pit [30 - 38]	42	1.60	2,214	379	3.20	39,350	421	3.04	41,564

Underground [30 - 38]	-	-	-	352	5.90	67,201	352	5.90	67,201
Bachelor Lake [40 - 42]	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036
Summit [44 - 46]	-	-	-	171	0.14	24,405	171	0.14	24,405
Bracemac-McLeod [48 - 50, 54 - 55]	488	0.39	6,120	164	0.54	2,853	652	0.43	8,973

Total			40,319			222,396			262,715

Note: Luna has not updated its mineral reserves estimate for the Aurizona Gold Operation based on the new mineral resources discussed below. For greater clarity, Luna’s mineral reserves estimate effective as of July 13, 2010 previously disclosed by the Company is based on an earlier mineral resource estimate which did not include the additional drilling data.

Measured and Indicated Resources Attributable to Sandstorm (1,2)

		MEASURED			INDICATED		MEASURED & INDICATED

	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz

Aurizona [3 - 10]	1,833	1.13	66,470	11,429	1.28	471,750	13,262	1.26	538,220
Santa Elena [11 - 14, 16] Underground	-	-	-	198	1.83	11,666	198	1.83	11,666
Ming [17, 21 - 28]	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,926
Black Fox
Open Pit [29 - 38]	-	-	-	380	4.40	54,264	380	4.40	54,264
Underground [29 - 38]	-	-	-	301	7.20	69,502	301	7.20	69,502
Bachelor Lake [39, 40, 43]	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171
Bracemac-McLeod [47 - 49, 51 - 53, 55]	455	0.45	6,580	180	0.48	3,248	635	0.48	9,828

Total			116,615			675,962			792,577

25  ◄

Inferred Resources attributable to Sandstorm (1,2)

		INFERRED

	Tonnes kt	Grade Au g/t	Contained oz

Aurizona [3 - 10]	2,589	1.47	122,400
Santa Elena Underground [11 - 14, 16]	376	1.53	18,494
Ming [17, 21 - 28]	591	1.83	34,695
Black Fox
Open Pit [29 - 38]	80	2.60	6,717
Underground [29 - 38]	14	5.80	2,585
Bachelor Lake [39, 40, 43]	85	6.52	17,873
Summit [44 - 46]	16	0.14	2,261
Bracemac-McLeod []	460	1.06	15,673

Total			251,738

NOTES:

1.    All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101.

2.    Mineral Resources which are not Mineral Reserves do not demonstrate economic viability.

For the Aurizona Mine:

3.     Aurizona Mineral Reserves are fully included in the Mineral Resources.

4.     Piaba pit constrained resources are reported at a cut-off grade of 0.30 g/t Au inside a pit optimization shell based on a gold price of $1,500 per ounce.

5.     Piaba underground resources are reported at a cut-off grade of 0.75 g/t Au outside the pit optimization shell. The cut-off grade has been calculated at a gold price of $1,500 per ounce.

6.     Tatajuba database consists of 4,740 meters in 45 diamond drill holes (2008). The Tatajuba resources are not constrained by a pit optimization shell and are reported at a cutoff grade of 0.30 g/t Au.

7.     25g/t Au capping at Piaba and 10 g/t Au capping at Tatajuba.

Block dimensions are 10m x 10m in the xy plane and 3m on the z axis. Piaba database consists of 69,578 meters consisting of 335 diamond drill holes and 142 reverse circulation holes and 374 auger drill holes.

8.     All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.

9.     Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

10.   The Mineral Resource estimates set out in the above table have been reviewed and verifIed by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK Consulting (US) (“SRK”), who is a qualified person under NI 43-101.

For the Santa Elena Mine:

11.   Santa Elena Mineral Resources are inclusive of Mineral Reserves.

12.   All Mineral Reserves and Resources have been estimated in accordance with NI 43-101.

13.   The Mineral Reserve estimates set out in the table above have been reviewed and verified by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101.

14.   Mineral Reserves and Resources are reported as of January 2012.

15.   Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade of 0.38 grams per tonne gold equivalent with ap-

plied metallurgical recoveries. Ag:Au is 55:1. Estimated 1,336,000 ore tonnes were mined at Santa Elena in 2010 and 2011 grading 1.41 grams per tonne gold and 46.51 grams per tonne silver and subtracted from Probable Reserves. All numbers are rounded. Excludes potential metal inventory for leach pad re- treatment during Expansion.

16.   Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade is 1.77 grams per tonne gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1.

26  ◄

For the Ming Mine:

17.   Ming Mineral Reserves are fully included in the Mineral Resources.

18.   Mineral Reserves are reported as of August 9, 2010.

19.   The mineral reserves have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.

20.   Cut-off grade of 1.25 grams per tonne gold.

21.   Numbers have been rounded.

22.   Mineral Resources are reported as of August 9, 2010.

23.   Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

24.   The mineral resource estimates have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.

25.   An underground cut-off was set at $70 per tonne for all longhole mining methods.

26.   Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%.

27.   Cut-off grades of 1.0% copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25% copper for the stringer sulphides.

28.   Mineral resources are estimated using long-term prices of $1,000 per ounce of gold.

For the Black Fox Mine:

29.   Black Fox Mineral Reserves are fully included in the Mineral Resources.

30.   Black Fox Reserves and Resources are reported as of October 31, 2010.

31.   The mineral reserves and resources have been reviewed and verified by Howard Bird, Vice President, Exploration of Brigus, who is a qualified person under NI 43-101.

32.   Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold.

33.   Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold.

34.   Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.

35.   The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

36.   The mineral resources were estimated using the ordinary krig-ing method.

37.   The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.

38.   Contained metal in estimated reserves remains subject to metallurgical recovery losses.

For the Bachelor Lake Mine:

39.   Bachelor Lake mineral reserves are fully included in the Mineral Resources.

40.   The mineral reserve and resource estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

41.   The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas.

42.   Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.

43.   Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

27  ◄

For the Summit Mine:

44.   Summit Mineral Reserves and Resources are reported as of December 2010.

45.   The mineral reserves and resources have been reviewed and verified by Douglas F. Irving, P.Eng, who is a qualified person under NI 43-101.

46.   The mineral reserves and resources are inplace, diluted material. The individual intercept grades have been cut to a maximum of 0.45 ounce Au and 45 ounce Ag per ton.

For the Bracemac-McLeod Mine:

47.   Bracemac-McLeod Mineral Reserves are fully included in the Mineral Resources.

48.   Bracemac-McLeod Reserves and Resources are reported as of September 2010.

49.   The mineral reserves and resources have been approved by Robin Adair, Vice President Exploration for Donner, who is a qualified person under NI 43-101.

50.   After applying dilution, losses and a 95% mining recovery, the tonnage of each stope was integrated into the mineral reserves provided its net smelter return value was greater than or equal to $65 per tonne, which represents the average preliminary operating cost estimated for the Bracemac-McLeod Property (comprised of mining, ore processing and general and administration costs). This process did not modify the resource block model envelopes.

51.   Bracemac-Mineral Resources are estimated under the definition of the Australian Code for Mineral Resources and Ore Reserves Reporting of Exploration Results, using a net smelter return (“NSR”) cut-off value of $43.77.

52.   Metal prices used in the calculation of the NSR are: $0.80 per pound of zinc, $2.50 per pound of copper, $12.00 per ounce of silver and $1,000 per ounce of gold, using an exchange rate of C$1.00 = US$1.04.

53.  Except for the inferred mineral resource category, the resource calculation used the inverse distance squared method for all zones, using the Gemcom software. The results were then transferred into the Surpac software to initiate engineering design and scheduling. Inferred mineral resources in the McLeod Deep zone were estimated using a 3D polygonal method, with the Gemcom software.

54.   Gold is recovered as a by-product of the copper concentrates and as such, recovery is estimated at 29%.

55.   Sandstorm is also entitled to the Gold equivalent of other precious metals not refected in the gold Bracemac-McLeod Mineral Reserves and Resources.

Cautionary Language Regarding Reserves and Resources

The Technical Reports supporting the scientific and technical information contained in this document are available at www.sedar.com under the profile of Luna, SilverCrest, Rambler, Brigus, Metanor, Santa Fe, and Donner for the Aurizona Mine, Santa Elena Mine, Ming Mine, Black Fox Mine, Bachelor Lake Mine, Summit Mine, and Bracemac-McLeod Mine respectively. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

28  ◄

SANDSTORM GOLD LTD	2011 Annual Report	SECTION THREE	FINANCIALS	29

Forward

Looking Statements

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine, the Bachelor Lake Mine or the Bracemac-McLeod Property; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing seven Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Summit Mine, and the Bracemac-McLeod Property. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

29  ◄

Independent Auditor’s Report

TO THE SHAREHOLDERS OF SANDSTORM GOLD LTD.

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstate-ment of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants	2800 - 1055 Dunsmuir Street	Tel: 604-669-4466
March 13, 2012	4 Bentall Centre	Fax: 604-685-0395
Vancouver, Canada	P.O. Box 49279	www.deloitte.ca
Vancouver BC V7X 1P4
Canada

31  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION THREE	FINANCIALS	32

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s)

				December 31, 2010		January 1, 2010
ASSETS	Note		December 31, 2011	(Note 17)		(Note 17)

Current
		z			z
Cash			$13,073	$28,533		$36,709

Trade and other receivables			26	136		25

Prepaid expenses			24	21		27

			$13,123	$28,690		$36,761

Non-current

Mineral interests	7		128,982	100,570		37,373

Investments	8		8,362	-		-

Deferred income tax assets	10		1,343	2,438		-

Other			982	34		3

Total assets			$152,792	$131,732		$74,137

LIABILITIES

Current

Trade and other payables			$834	$806		$570

Warrant Liability	17		-	-		4,657

			$834	$806		$5,227

EQUITY	9

Share capital			$125,466	$117,199		$57,364

Reserves	9		20,435	20,474		15,455

Retained earnings (deficit)			5,742	(6,747)		(3,909)

Accumulated other comprehensive income			315	-		-

			$151,958	$130,926		$68,910

Total liabilities and equity			$152,792	$131,732		$74,137

Contractual obligations (Note 14)

Subsequent event (Note 18)	ON BEHALF OF THE BOARD:

“Nolan Watson”, Director

“David DeWitt”, Director

- The accompanying notes are an integral part of these consolidated annual financial statements -

32  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION THREE	FINANCIALS	33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in U.S. dollars ($000s)

			Year Ended
		Year Ended	December 31, 2010
	Note	December 31, 2011	(Note 17)

Sales		$ 29,967	$ 3,148

Cost of sales		(7,777)	(919)

Depletion		(5,524)	(344)

		(13,301)	(1,263)

Gross profit		$ 16,666	$ 1,885

Expenses and other income

Administration expenses	11	(2,528)	(1,552)

Project evaluation		(93)	(274)

Share-based payment	9(b)	(1,599)	(589)

Foreign exchange (loss) gain		(74)	1,376

Income from deferral of production guarantee	7(c)	1,101	-

Income from operations		$ 13,473	$ 846

Loss on fair value of warrant liability	17	-	(4,304)

Income (loss) before taxes		$ 13,473	$ (3,458)

Income tax (expense) recovery	10	(984)	620

Net income (loss) for the year		$ 12,489	$ (2,838)

Other comprehensive income

Unrealized gain on investments - common shares held, net of tax	8	315	-

Total comprehensive income for the year		$ 12,804	$ (2,838)

Basic earnings per share	9(f)	$ 0.04	$ (0.01)

Diluted earnings per share	9(f)	$ 0.03	$ (0.01)

Weighted average number of common shares outstanding

Basic	9(f)	324,460,872	252,554,473

Diluted	9(f)	381,194,373	252,554,473

- The accompanying notes are an integral part of these consolidated annual financial statements -

33  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION THREE	FINANCIALS	34

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s)

		Year Ended 2011	Year Ended 2010
Cash flow from (used in):	Note		(Note 17)

Operating activities

Net income (loss) for the year		$12,489	$(2,838)

Items not affecting cash:

» Depletion and depreciation		5,566	347

» Deferred income tax expense (recovery)		984	(1,553)

» Loss on warrant liability		-	4,304

» Deferred tax recovery related to financing costs		-	933

» Share-based payment		1,599	589

» Gain on fair value adjustment of investments		(173)	-

» Unrealized foreign exchange loss (gain)		44	(1,375)

Changes in non-cash working capital	12	153	56

		20,662	463

Investing activities

Acquisition of mineral interests		(33,973)	(63,510)

Acquisition of Investments		(7,768)

Acquisition of other assets		(953)	(4)

		(42,694)	(63,514)

Financing activities

Proceeds on issue of shares and exercise of warrants, options, and compensation warrants		6,609	58,405

Share issue costs		28	(4,417)

Spin-out of shares held in Sandstorm Metals & Energy Ltd. to shareholders - cash payment	16	-	(493)

		6,637	53,495

Effect of exchange rate changes on cash		(65)	1,380

Net decrease in cash		(15,460)	(8,176)

Cash - beginning of the year		28,533	36,709

Cash - end of the year		$13,073	$28,533
x

- The accompanying notes are an integral part of these consolidated annual financial statements -

34  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION THREE	FINANCIALS	35

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s)

		Share Capital			Reserves

					Share	Compen-		Retained	Accumulated
				Share	Purchase	sation		Earnings	Other Compre-
	Note	Number	Amount	Options	Warrants	Warrants		(Deficit)	hensive Income	Total

At January 1, 2010		225,938,380	$ 57,364	$ 462	$ 12,948	$ 2,045		$ (3,909)	$ -	$ 68,910
							z
Public offering		78,768,100	51,409	-	4,430	-		-	-	55,839

Spin-out of subsidiary	16	-	(502)	-	-	-		-	-	(502)

Share issue costs		-	(4,417)	-	-	-		-	-	(4,417)

Deferred income tax recovery of issue costs		-	1,818	-	-	-		-	-	1,818

Options exercised	9(b)	6,667	3	-	-	-		-	-	3

Warrants exercised	9(c)	13,350,000	11,524	-	-	-		-	-	11,524

Share based payment	9(b)	-	-	589	-	-		-	-	589

Total comprehensive loss		-	-	-	-	-		(2,838)	-	(2,838)

At December 31, 2010		318,063,147	$117,199	$1,051	$17,378	$ 2,045		$(6,747)	$ -	$130,926

Compensation warrants exercised		5,787,024	2,492	-	1,105	(1,687)		-	-	1,910

Deferred income tax recovery of issue costs		-	(7)	-	-	-		-	-	(7)

Options exercised	9(b)	110,000	70	(17)	-	-		-	-	53

Share based payment		-	-	1,599	-	-		-	-	1,599

Share issue costs		-	28	-	-	-		-	-	28

Warrants exercised	9(c)	7,739,900	5,684	-	(1,039)	-		-	-	4,645

Total comprehensive income		-	-	-	-	-		12,489	315	12,804

At December 31, 2011		331,700,071	$ 125,466	$ 2,633	$ 17,444	$ 358		$ 5,742	$ 315	$ 151,958

- The accompanying notes are an integral part of these consolidated annual financial statements -

35  ◄

SANDSTORM GOLD LTD.	2011 Annual Report	SECTION THREE	FINANCIALS	36

Notes To The

Consolidated Annual

Financial Statements

____

DECEMBER 31, 2011  |  EXPRESSED IN U.S. DOLLARS

1.            NATURE OF OPERATIONS

Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time up front payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These audited annual consolidated financial statements were authorized for issue by the board of directors of the Company on March 13, 2012.

2.            BASIS OF PRESENTATION

( A ) STATEMENT OF COMPLIANCE

These consolidated financial statements, including comparatives, represent the first annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued as of December 31, 2011. The Company adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as discussed in Note 17.

( B ) BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  36 ◄

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

( A ) PRINCIPLES OF CONSOLIDATION

These consolidated annual financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd, and Sandstorm Gold (US) Inc. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

( B ) FOREIGN CURRENCY TRANSLATION

The reporting and the functional currency of the Company and its subsidiaries is the U.S. dollar as this is the principal currency of the economic environment in which they operate. Transactions in foreign currencies are initially recorded at the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

( C ) FINANCIAL INSTRUMENTS

The Company has adopted IFRS 9, Financial Instruments, effective January 1, 2010. The Company’s financial instruments consist of cash, trade and other receivables, investments, trade and other payables, and the warrant liability. The warrant liability represented the derivative liability that arose from warrants issued with an exercise price denominated in Canadian dollars as the Company would have received a variable amount of cash in its functional currency of U.S. dollars when those warrants were exercised. All financial instruments are initially recorded at fair value. All financial instruments are initially recorded at fair value and designated as follows:

The warrant liability is classified as fair value through profit and loss (“FVTPL”). The warrant liability is a derivative whose fair value is determined using the Black-Scholes option pricing model (“BSM”) and its value is derived from the underlying security. Investments in common shares held are classified as fair value through other comprehensive income. Cash and trade and other receivables are classified as financial assets at amortized cost and trade and other payables are classified as other financial liabilities and these are measured at amortized cost using the effective interest method.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables and other financial liabilities are included in the initial fair value amount.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value for FVTPL financial instruments are included in net income (loss) in the period they occur.

( D ) IMPAIRMENT OF FINANCIAL ASSETS

The Company assesses at each reporting date whether there is any objective evidence that a financial asset of a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss for a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rates. Impairment losses are recognized in profit and loss. For financial assets measured at amortized cost, any reversal of impairment is recognized in profit and loss.

( E ) GOLD INVENTORY

Gold inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the Gold Stream and depletion of the applicable mineral interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  37 ◄

( F ) MINERAL INTERESTS

Agreements for which settlements are called for in gold, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any. The cost of these assets is allocated to reserves, resources, and exploration potential which are estimated based on information compiled by qualified persons as defined under National Instrument 43-101. Periodic changes in the reserve estimates may impact the carrying amount of mineral interests, recognition of deferred tax assets, and depletion expense. The value allocated to reserves is classified as depletable and is depreciated on a unit-of delivery basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

( G ) IMPAIRMENT OF MINERAL INTERESTS

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value costs to sell and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves compiled by qualified persons. Estimated sales prices are determined using an average of long-term metal price forecasts by analysts. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

( H ) INCOME TAXES

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

( I ) SHARE CAPITAL AND SHARE PURCHASE WARRANTS

The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in U.S. dollars on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the BSM as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  38 ◄

( J ) REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

( K ) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

( L ) SHARE-BASED PAYMENTS

All share-based awards made to employees are recorded at fair value and measured using the BSM at the date of grant.

Share-based awards made to non-employees are measured using the fair value of goods and services received. If this value cannot be estimated reliably, the fair value of equity instruments granted determined by the BSM is used. The fair value is measured the date the goods and services are received.

The BSM requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company or a peer if there is insufficient data using the Company’s stock price history, the expected term is estimated using historical exercise data, and the expected number of equity instruments expected to vest is estimated using historical forfeiture data.

The costs of share-based awards are charged to profit and loss, with a corresponding increase in Share Option Reserves over the vesting period on a graded basis with each tranche being measured separately. For share-based awards measured using the BSM, the expected number of equity instruments expected to vest is adjusted each reporting period. No expense is recognized for share-based awards that do not ultimately vest. Previously recognized expenses for vested share-based awards are not subsequently reversed for forfeitures and unexercised stock-based awards.

If and when share-based awards are ultimately exercised, the applicable amounts in Share Option Reserves are transferred to Share Capital.

( M ) RELATED PARTY TRANSACTIONS

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

( N ) SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  39 ◄

4.             KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company’s audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgements made by management in preparing the consolidated financial statements are described below.

( A ) ACCOUNTING FOR MINERAL INTERESTS

The Company’s business is the acquisition of Gold Stream agreements. Management accounts for these agreements as mineral interests as they consider the associated mining risks when evaluating the assets to be acquired and assessing the mineral interests over the life of the related mine.

( B ) ATTRIBUTABLE RESERVE AND RESOURCE ESTIMATES

Gold interests are a significant asset of the Company, with a carrying value of $129.0 million at December 31, 2011. This amount represents the capitalized expenditures related to the acquisition of the gold interests net of amortization. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s gold interests and depletion charges.

( C ) DEPLETION

The Company’s gold interests are depleted on a units-of-delivery basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s gold interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves based on management’s estimate of resources which are converted to reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used. Changes to depletion rates are accounted for prospectively.

( D ) INCOME TAXES

The interpretation of existing tax laws or regulations in Canada and Barbados or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  40 ◄

5.             FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

•                   IFRS 10, Consolidated Financial Statements;

•                   IFRS 11, Joint Arrangements;

•                   IFRS 12, Disclosure of Interests in Other Entities;

•                   IFRS 13, Fair Value Measurement;

•                   Amended IAS 27, Separate Financial Statements; and

•                   Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

6.            FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE OF WARRANT LIABILITY

The loss on the warrant liability was determined using the following weighted-average Black-Scholes model assumptions:

	December 31, 2011	December 31, 2010

Share price	-	C$0.80
Exercise price	-	C$0.195
Expected dividend yield	-	0%
Expected stock price volatility	-	40%
Risk-free interest rate	-	0.12%
Expected life of options	-	0.17 years

FAIR VALUE HIERARCHY

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments In common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in common shares and warrants held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

As at December 31, 2011, investments including common shares and warrants, were classified under Level 1. As at December 31, 2010 cash was classified under Level 1 and the fair value of warrant liability valuation inputs were classified under Level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  41 ◄

CREDIT RISK

The Company’s credit risk is limited to cash and trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. There were no trade receivables which were past due at December 31, 2011. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, as it holds investments denominated in the Canadian dollar. As at December 31, 2011 and 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

OTHER RISKS

The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

7.            MINERAL INTERESTS

( A ) CARRYING AMOUNT

As of December 31, 2011:

		Cost			Accumulated Depletion

							Carrying
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Amount

Aurizona, Brazil	$19,977	$-	$19,977	$296	$1,032	$1,328	$18,649
Bachelor Lake, Canada	-	20,845	20,845	-	-	-	20,845
Black Fox, Canada	56,470	54	56,524	-	2,614	2,614	53,910
Bracemac-McLeod, Canada	-	32	32	-	-	-	32
Ming, Canada	7,062	13,006	20,068	-	-	-	20,068
Santa Elena, Mexico	13,342	-	13,342	42	1,431	1,473	11,869
Summit, U.S.A.	4,063	-	4,063	7	447	454	3,609
Total	$100,914	$33,937	$134,851	$345	$5,524	$5,869	$128,982

As of December 31, 2010:

		Cost			Accumulated Depletion

							Carrying
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Amount

Aurizona	$19,963	$14	$19,977	$-	$295	$295	$19,682
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	-	56,470	56,470	-	-	-	56,470
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	7,062	7,062	-	-	-	7,062
Santa Elena	13,346	(4)	13,342	-	42	42	13,300
Summit and other	4,064	(1)	4,063	-	7	7	4,056
Total	$37,373	$63,541	$100,914	$-	$344	$344	$100,570

The carrying amount for the mineral interests as at January 1, 2010 is equal to the opening cost balance described in the December 31, 2010 table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  42 ◄

( B ) DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depreciated on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

As of December 31, 2011

In $000s	Depletable	Non-depletable	Total

Aurizona	$15,695	$2,954	$18,649
Bachelor Lake	19,457	1,387	20,844
Black Fox	50,526	3,385	53,911
Bracemac-McLeod	32	-	32
Ming	13,389	6,679	20,068
Santa Elena	9,640	2,229	11,869
Summit	3,317	292	3,609
Total	$112,056	$16,926	$128,982

As of December 31, 2010

In $000s	Depletable	Non-depletable	Total

Aurizona	$16,727	$2,955	$19,682
Bachelor Lake	-	-	-
Black Fox	53,088	3,382	56,470
Bracemac-McLeod	-	-	-
Ming	5,008	2,054	7,062
Santa Elena	10,105	3,195	13,300
Summit and other	4,056	-	4,056
Total	$88,984	$11,586	$100,570

January 1, 2010

In $000s	Depletable	Non-depletable	Total

Aurizona	$16,936	$3,027	$19,963
Santa Elena	10,149	3,197	13,346
Summit and other	4,054	10	4,064
Total	$31,139	$6,234	$37,373

( C ) SUMMARY OF GOLD STREAMS

AURIZONA MINE

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  43 ◄

BACHELOR LAKE MINE

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (“Bachelor Lake Mine”) for an up front payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next six years.

BLACK FOX MINE

The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

BRACEMAC-MCLEOD MINE

On July 12, 2011, the Company entered into a Gold Stream agreement with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac-McLeod Property located in Quebec, Canada which is operated by Xstrata Canada Corporation (“the Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

For consideration, the Company will make an up front payment of $5.0 million on June 30, 2012 plus ongoing per ounce of gold or Gold Equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream.

Donner has the option until July 13, 2013 to repurchase 50% of the Bracemac-McLeod Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%.

MING MINE

The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

SANTA ELENA MINE

The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold.

SUMMIT MINE

The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the United States of America (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2011, the Company agreed to defer the production guarantee to June 2012, in exchange for the delivery of 817 ounces of gold at $400 per ounce. The Company recognized $1.1 million in other income with a corresponding receivable, which was collected in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  |  44 ◄

8.            INVESTMENTS

				January 1, 2011 and
		December 31, 2011		December 31, 2010
In $000s	Historical Cost	Fair Value	Change in Fair Value	Fair Value

Common shares held	$7,504	$7,923	$419	$-
Warrants held	266	439	173	-
	$7,770	$8,362	$592	$-

 The fair value of the investments is calculated as the quoted market price of the share or warrant multiplied by the quantity of the shares or warrants held by the Company. During the year ended December 31, 2011, the Company acquired 18.9 million common shares and 7.3 million warrants for total consideration of $7.8 million.

9.            SHARE CAPITAL AND RESERVES

( A )   SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares without par value.

( B )   STOCK OPTIONS

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

During the year ended December 31, 2011, the Company issued 6,190,000 (2010 – 6,980,000) share purchase options to employees with fair value of $2,617,405 (2010 – $1,527,523) and a weighted average fair value per option of $0.42 (2010 – $0.23). These options vest over a three year period and the fair value was determined using the BSM with the following assumptions:

	Year ended	Year ended
Black-Scholes weighted average assumptions	December 31, 2011	December 31, 2010

Grant date share price and exercise price	C$1.27	C$0.68
Expected dividend yield	0.00%	0.00%
Expected volatility	51%	47%
Risk-free interest rate	1.14%	1.57%
Expected life of options	3 years	3 years

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the TSX Venture Exchange.

A summary of the Company’s options and the changes for the period are as follows:

		Weighted average
	Number of Options	exercise price (C$)

Options outstanding at January 1, 2010	6,350,000	0.44
Granted	6,980,000	0.68
Exercised	(6,667)	0.45
Forfeited	(3,333)	0.45
Options outstanding at December 31, 2010	13,320,000	0.57
Granted	6,190,000	1.26
Exercised	(110,000)	0.47
Forfeited	(50,000)	0.68
Options outstanding at December 31, 2011	19,350,000	0.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	45	◄

A summary of the Company’s options as of December 31, 2011 is as follows:

Number outstanding	Exercisable	Price per Share (C$)	Expiry Date

40,000	40,000	$0.10	July 31, 2012
3,500,000	3,500,000	$0.45	June 16, 2014
700,000	700,000	$0.44	July 6, 2014
2,000,000	2,000,000	$0.435	July 28, 2014
100,000	66,667	$0.67	May 19, 2015
6,820,000	4,546,667	$0.68	November 26, 2015
455,000	-	$1.26	August 25, 2016
5,735,000	-	$1.27	November 25, 2016
19,350,000	10,853,334

The weighted-average share price at date of exercise for the year ended December 31, 2011 was C$0.94 (2010 – C$0.79)

A summary of share-based payment recognized is as follows:

In $000s	Year ended December 31, 2011	Year ended December 31, 2010

Employees	$(1,599)	$(443)
Non-employees	-	(146)
	$(1,599)	$(589)

( C )   SHARE PURCHASE WARRANTS

A summary of the Company’s warrants and the changes for the year are as follows:

Number of Warrants

Warrants outstanding at January 1, 2010	112,694,186
Issued	19,692,025
Exercised	(13,350,000)
Warrants outstanding at December 31, 2010	119,036,211
Issued upon exercise of Compensation Warrants	2,893,511
Exercised	(7,739,900)
Warrants outstanding at December 31, 2011	114,189,822

A summary of the Company’s warrants as of December 31, 2011 is as follows:

Number	Price per Share	Expiry Date
94,500,297	$0.60	April 23, 2014
19,689,525	$1.00	October 19, 2015
114,189,822

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	46	◄

( D )   COMPENSATION WARRANTS

Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

A summary of the Company’s Compensation Warrants and the changes for the year are as follows:

Number of Compensation Warrants

Compensation Warrants outstanding at January 1, 2010 and December 31, 2010	7,014,574
Exercised	(5,787,024)
Compensation Warrants outstanding at December 31, 2011	1,227,550

( E )   RESTRICTED SHARE PLAN

On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 4,000,000 restricted share rights outstanding at a given time. As of December 31, 2011 and 2010, no restricted share rights had been granted by the Company under the Restricted Share Plan.

( F )   DILUTED EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share is calculated based on the following:

In $000s	Year ended December 31, 2011	Year ended December 31, 2010

Net income (loss)	$ 12,489	$ (2,838)
Add: loss on warrant liability	-	-
Net income (loss) for purposes of determining diluted income (loss) per share	$ 12,489	$ (2,838)

Basic weighted average number of shares	324,460,872	252,554,473
Effect of dilutive securities
» Compensation warrants - shares	3,148,687	-
» Compensation warrants - warrants	255,278	-
» Stock options	6,541,284	-
» Warrants	46,788,252	-
Diluted weighted average number of common shares	381,194,373	252,554,473

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Year ended December 31, 2011	Year ended December 31, 2010

Compensation warrants - shares	-	4,182,566
Compensation Warrants - warrants	-	220,135
Stock options	6,190,000	2,455,229
Warrants	-	35,370,101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	47	◄

10.    INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes. These differences result from the following items:

In $000s	Year ended December 31, 2011	Year ended December 31, 2010

Income (loss) before income taxes	$13,473	$(3,458)
Canadian federal and provincial income tax rates	26.5%	28.5%
Income tax expense (recovery) based on the above rates	3,570	(985)
Increase (decrease) due to:
» Non-deductible expenses	403	599
» Difference between statutory and foreign tax rates	(3,164)	(139)
» Other	175	-
» Recognition of previously unrecognized tax assets	-	(95)
Deferred tax expense	$984	$(620)

The components of deferred income taxes recognized on the statement of financial position are as follows:

In $000s	As at December 31, 2011	As at December 31, 2010

Deferred Income Tax Assets
» Mineral interests	$-	$27
» Non-capital losses	1,260	593
» Share issue costs	1,811	1,818
Deferred income tax assets	3,071	2,438
Unrecognized tax benefits	-	-
Total deferred income tax assets
Deferred Income Tax Liabilities
» Mineral Interest	1,579	-
»Long term investments in shares and warrants	149	-
Total deferred income tax liabilities	1,728	-
Total deferred income tax asset, net	$1,343	$2,438

At January 1, 2010, the Company had unrecognized benefits on deferred tax assets relating to deductible temporary differences and unused tax losses of $1.3 million.

The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows:

In $000s	Location	Amount	Expiration

Non-capital loss carry-forwards	Canada	$7,004	2029-2031

Non-capital loss carry-forwards	Barbados	$907	2018-2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	48	◄

11.    ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Year ended December 31, 2011	Year ended December 31, 2010

Corporate administration	$(702)	$(481)
Employee benefits and salary	(1,659)	(771)
Finance income	26	96
Professional fees	(367)	(155)
Other income (expenses)	174	-
Spin-out fees	-	(241)
	$(2,528)	$(1,552)

12.    SUPPLEMENTAL CASH FLOW INFORMATION

In $000s	Year ended December 31, 2011	Year ended December 31, 2010

Change in non-cash working capital
» Trade and other receivables	$138	$(114)
» Prepaid expenses	(3)	5
» Trade and other payables	18	165
Net increase in cash	$153	$56

13.    KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors, those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year ended December 31, 2011	Year ended December 31, 2010

Short-term employee benefits	$(1,407)	$(955)
Share-based payments	(1,280)	(426)
Total key management compensation expense	$(2,687)	$(1,381)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	49	◄

14.    CONTRACTUAL OBLIGATIONS

( A )   GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

		Per ounce cash payment:
		lesser of below and the then	Inflationary adjustment to per
Gold Stream	% of life of mine gold	prevailing market price of gold	ounce cash payment

Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod (i)	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014
summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

(i) In connection with the Bracemac-McLeod Gold Stream, the Company has committed an up front payment of $5.0 million by June 30, 2012.

( B )   SANDSTORM METALS & ENERGY

The Company has a commitment to Sandstorm Metals & Energy (“Sandstorm Metals & Energy”) to share a reasonable allocation agreed to by both companies of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2012-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

15.    SEGMENTED INFORMATION

The Company’s reportable segments are summarized in the tables below:

					Year ended December 31, 2011

		Cost of			Net income	Cash from
In $000s	Sales	sales	Depletion	Other income	(loss)	operations

Aurizona	$11,332	$2,808	$1,032	$-	$7,492	$8,783
Bachelor Lake	-	-	-	-	-	-
Black Fox	9,863	3,052	2,614	-	4,197	6,810
Bracemac- McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	7,790	1,677	1,431	-	4,682	6,113
Summit	982	240	447	1,101	1,396	1,845
Corporate	-	-	-	-	(5,278)	(2,889)
Consolidated	$29,967	$7,777	$5,524	$1,101	$12,489	$20,662

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	50	◄

					Year ended December 31, 2010

		Cost of			Net income	Cash from (used)
In $000s	Sales	sales	Depletion	Other income	(loss)	in operations

Aurizona	$2,729	$807	$295	$-	$1,625	$1,769
Bachelor Lake	-	-	-	-	-	-
Black Fox	-	-	-	-	-	-
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	256	65	42	-	149	190
Summit	163	47	7	-	111	68
Corporate	-	-	-	-	(4,723)	(1,564)
Consolidated	$3,148	$919	$344	$-	$(2,838)	$463

	Total Assets	Total Assets

In $000s	December 31, 2011	December 31, 2010

Aurizona	$18,649	$19,682
Bachelor Lake	20,844	-
Black Fox	53,911	56,470
Bracemac-McLeod	32	-
Ming	20,068	7,062
Santa Elena	11,869	13,300
Summit	3,609	4,113
Corporate	23,810	31,105
Consolidated	$152,792	$131,732

16.    SPIN-OUT OF SANDSTORM METALS & ENERGY

On January 4, 2010, Sandstorm incorporated a wholly owned subsidiary Sandstorm Metals & Energy. On May 13, 2010, Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals & Energy in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm.

17.    FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1, IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian Generally Accepted Accounting Principles (“GAAP”) taken to retained earnings (deficit) unless certain exemptions are applied. The accounting policies summarized In Note 3 have been applied in preparing the consolidated financial statements for all periods presented and at the date of transition.

Presented below are reconciliations to IFRS of the assets, liabilities, equity, total comprehensive loss and cash flows of the Company from those previously reported under GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	51	◄

( A )   TOTAL ASSETS

In $000s	Note	December 31, 2010	January 1, 2010

Total assets under GAAP and IFRS		$131,732	$74,137

( B )   TOTAL LIABILITIES

In $000s	Note	December 31, 2010	January 1, 2010

Total liabilities under GAAP		$806	$570
Adjustments for differing accounting treatments:
» Warrant liability	F(i)	-	4,657
Total liabilities under IFRS		$806	$5,227

( C )   TOTAL EQUITY

In $000s	Note	December 31, 2010	January 1, 2010

Total equity under GAAP		$130,926	$73,567
Adjustments for differing accounting treatments:
Warrant liability	F(i)	-	(4,657)
Total equity under IFRS		$130,926	$68,910

( D )   TOTAL COMPREHENSIVE LOSS

In $000s	Note	Year Ended December 31, 2010

Total comprehensive (loss) under GAAP		$2,399
Adjustments for differing accounting treatments:
Warrant liability	F(i)	(4,304)
Deferred tax recovery related to financing costs	F(ii)	(933)
Total comprehensive loss under IFRS		$(2,838)

( E )   CASH FLOWS

There are no material differences between the cash flow statements presented under IFRS and previous GAAP.

( F )   NOTE TO IFRS RECONCILIATIONS

i. Warrant Liability

Under GAAP, warrants are accounted for at their carrying value within equity. Under IFRS, warrants with an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability at fair value and subsequently mark-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) had an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and were recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants were recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were exercised by April 2010.

The Company used the exemption for first-time adoption of IFRS 1, Appendix D18 not to recognize any financial liabilities resulting from its warrants issued prior to January 1, 2010 with an exercise price denominated in Canadian dollar which were exercised prior to January 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	52	◄

ii. Deferred Income Taxes

During the year ended December 31, 2010, the Company recognized a deferred income tax asset for financing costs incurred prior to 2010. Prior to 2010, the Company applied a full valuation allowance against these deferred income tax assets. Under GAAP, the impact of recognizing a deferred income tax asset related to financing costs is recognized in the Statement of Comprehensive Income (Loss), however, under IFRS the recognition of such deferred income tax benefit is offset against financing costs in the Statement of Equity. This difference resulted in a reclassification of $0.9 million from deficit to share capital as of December 31, 2010 and an adjustment of $0.9 million from comprehensive income (loss) to share capital for the year ended December 31, 2010.

iii. Cumulative translation adjustment

The Company used the exemption for first-time adoption of IFRS under Appendix D13 to reclassify its translation differences of $0.2 million previously recognized in other comprehensive income under GAAP to deficit as of January 1, 2010. The net impact on total equity was $nil.

18.    SUBSEQUENT EVENT

On January 12, 2012, the Company announced that it has entered into a revolving credit agreement with The Bank of Nova Scotia, which will allow the Company to borrow up to $50 million (“the Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan will be used for the acquisition of gold streams. The amounts drawn on the Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	53	◄